UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
ev3 Inc.
(Name of Subject Company)
ev3 Inc.
(Names of Person(s) Filing Statement)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
26928A200
(CUSIP Number of Class of Securities)

Kevin M. Klemz
Senior Vice President, Secretary and Chief Legal Officer
ev3 Inc.
3033 Campus Drive
Plymouth, Minnesota 55441
(763) 398-7000
(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person(s) Filing Statement)
Copies To:

Bruce A. Machmeier, Esq. Amy E. Culbert, Esq. Patrick J. Pazderka, Esq. Oppenheimer Wolff & Donnelly LLP 45 South Seventh Street, Suite 3300 Minneapolis, Minnesota 55402-1509 (612) 607-7000	Steven J. Gartner, Esq. Adam M. Turteltaub, Esq. Willkie Farr & Gallagher LLP 787 Seventh Street New York, New York 10019 (212) 728-8000
☑ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Covidien Announces Definitive Agreement to Acquire ev3 Inc.
•	Adds significant scale to vascular platform with strong market positions

•	Provides broad product portfolio and robust pipeline in high-growth market segments

•	Leverages global infrastructure, physician education and training expertise
Dublin, Ireland and Plymouth, MN — June 1, 2010 — Covidien plc (NYSE: COV) and ev3 Inc. (NASDAQ: EVVV) today announced that they have signed a definitive merger agreement under which Covidien will acquire all of the outstanding shares of ev3 Inc. for $22.50 per share in cash, for a total of $2.6 billion, net of cash acquired. This transaction further accelerates Covidien’s strategy of building a world-class vascular platform addressing high-growth markets and positions Covidien to become a leading endovascular player, with strong positions in both the peripheral vascular and neurovascular markets.
“The acquisition of ev3 will enable Covidien to significantly expand its presence in the vascular market and is in line with our strategy of becoming a leading partner with vascular surgeons, neurosurgeons, interventional cardiologists and interventional radiologists,” said Richard J. Meelia, Chairman, President and CEO of Covidien. “With its broad product portfolio, clinical expertise and call-point synergies with our existing vascular franchise, ev3 will be an important addition to our innovative vascular intervention products.”
“We believe this transaction will provide truly unique opportunities and will create value for both companies’ stockholders, patients and employees,” said Robert Palmisano, President and CEO of ev3. “We will be able to advance our broad platform of peripheral vascular and neurovascular technologies with a leading global healthcare products company that shares our vision of delivering breakthrough and innovative medical solutions for improved patient outcomes. In addition, this combination will provide the opportunity for further innovation to support endovascular market growth and procedure penetration worldwide, while our employees will be afforded the opportunity to be part of a larger organization with greater depth of resources for sustained success in our industry.”
ev3 Inc. is dedicated to developing innovative, breakthrough and clinically proven technologies and solutions for the treatment of peripheral vascular and neurovascular diseases. ev3 offers a comprehensive portfolio of treatment options, including the primary interventional technologies used today: peripheral angioplasty balloons, stents, plaque excision systems, embolic protection devices, liquid embolics, embolization coils, flow diversion, thrombectomy catheters and occlusion balloons.
Financial Highlights
Under the terms of the agreement, Covidien will pay $22.50 in cash per ev3 share for a total of approximately $2.6 billion, net of cash acquired. The combination with ev3 will provide an additional growth platform for Covidien and is expected to be accretive to both revenue and earnings growth rates.
The transaction, which will take the form of an all-cash tender offer by a wholly-owned subsidiary of Covidien, followed by a second-step merger, is subject to customary closing conditions, including receipt of certain regulatory approvals, and is expected to be completed by July 31, 2010. The Boards of Directors of both companies have unanimously approved the transaction. All of the directors and executive officers of ev3 have confirmed their intention to tender all shares held by them into the offer, and certain stockholders affiliated with Warburg, Pincus Equity Partners LP, holding approximately 24% of ev3’s outstanding common stock, have entered into agreements with Covidien to tender their shares. Once the transaction has been completed, Covidien will report ev3 as part of its Vascular Products line in the Medical Devices business segment.
Assuming a closing on July 31, 2010, Covidien expects that this transaction, on a GAAP basis, will dilute 2010 and 2011 earnings per share. On a Non-GAAP basis, excluding transaction, restructuring and other costs, Covidien expects this transaction to dilute fiscal 2010 earnings per share by 5 to 8 cents; however, the underlying strength of Covidien’s existing businesses is expected to offset a portion of this dilution. Covidien expects fiscal 2011 Non-GAAP earnings per share to be diluted by approximately 10 to 15 cents, primarily due to higher depreciation/amortization, interest and income tax expenses.
Covidien intends to finance the transaction through a combination of cash on hand, commercial paper and a fully committed bridge facility.
Covidien will hold a conference call and web cast with investors today at 8:00 a.m. ET to discuss this announcement. Call details can be found later in this release.
About Covidien
Covidien is a leading global healthcare products company that creates innovative medical solutions for better patient outcomes and delivers value through clinical leadership and excellence. Covidien manufactures, distributes and services a diverse range of industry-leading product lines in three segments: Medical Devices, Pharmaceuticals and Medical Supplies. With 2009 revenue of $10.7 billion, Covidien has 42,000 employees worldwide in more than 60 countries, and its products are sold in over 140 countries. Please visit www.covidien.com to learn more about our business.
About ev3
Since its founding in 2000, ev3 has been dedicated to developing breakthrough and clinically proven technologies for the endovascular treatment of peripheral vascular and neurovascular diseases. The company offers a comprehensive portfolio of treatment options, including the primary interventional technologies used today — plaque excision systems, peripheral angioplasty balloons, stents, embolic protection devices, liquid embolics, embolization coils, flow diversion, thrombectomy catheters and occlusion balloons. More information about the company and its products can be found at http://www.ev3.net.

Covidien Contacts
Eric Kraus	Coleman Lannum, CFA
Senior Vice President	Vice President
Corporate Communications	Investor Relations
508-261-8305	508-452-4343
eric.kraus@covidien.com	cole.lannum@covidien.com

Bruce Farmer	Brian Nameth
Vice President	Director
Public Relations	Investor Relations
508-452-4372	508-452-4363
bruce.farmer@covidien.com	brian.nameth@covidien.com

ev3 Contact
Julie Tracy
Sr. Vice President
Chief Communications Officer
949-680-1375
jtracy@ev3.net
CONFERENCE CALL AND WEBCAST
Covidien will hold a conference call for investors today, beginning at 8:00 a.m. ET. This call can be accessed three ways:
•	At Covidien’s website: http://investor.covidien.com

•	By telephone: For both “listen-only” participants and those participants who wish to take part in the question-and-answer portion of the call, the telephone dial-in number in the U.S. is 800-299-7098. For participants outside the U.S., the dial-in number is 617-801-9715. The access code for all callers is 56418613.

•	Through an audio replay: A replay of the conference call will be available beginning at 9:00 a.m. on June 2, 2010, and ending at 5:00 p.m. on June 8, 2010. The dial-in number for U.S. participants is 888-286-8010. For participants outside the U.S., the replay dial-in number is 617-801-6888. The replay access code for all callers is 46835409.
Supporting materials for the conference call are now available on the Investor Relations section of Covidien’s website: http://investor.covidien.com

FORWARD-LOOKING STATEMENTS
This release contains forward-looking statements that are not historical facts. Covidien and ev3 have identified some of these forward-looking statements with words like “believe,” “may,” “could,” “would,” “might,” “possible,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” or “continue,” the negative of these words, other terms of similar meaning or the use of future dates. Forward-looking statements in this release include without limitation statements regarding the expected timing of the completion of the transaction and statements regarding the effect of the transaction on Covidien’s business and competitive position, statements regarding future innovation and market growth and statements regarding Covidien’s future financial performance and financial condition. Investors and security holders are cautioned not to place undue reliance on these forward-looking statements. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the transaction; uncertainties as to how many of ev3’s stockholders will tender their shares in the offer; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, customers, vendors and other business partners; the risk that stockholder litigation in connection with the transaction may result in significant costs of defense, indemnification and liability; other business effects, including the effects of industry, economic or political conditions outside of Covidien’s and ev3’s control; transaction costs; actual or contingent liabilities; and other risks and uncertainties discussed in Covidien’s and ev3’s filings with the U.S. Securities and Exchange Commission, including the “Risk Factors” sections of Covidien’s and ev3’s most recent annual report on Form 10-K and subsequent quarterly reports on Form 10-Q, as well as the tender offer documents to be filed by COV Delaware Corporation, a wholly-owned subsidiary of Covidien, and the Solicitation/Recommendation Statement to be filed by ev3. Neither Covidien nor ev3 undertakes any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law. All forward-looking statements in this announcement are qualified in their entirety by this cautionary statement.
NON-GAAP Financial Information
This release contains a non-GAAP financial measure. This non-GAAP financial measure, which is used as a measure of Covidien’s performance, should be considered in addition to, not as a substitute for, or superior to, measures of Covidien’s financial performance prepared in accordance with GAAP. Covidien’s non-GAAP measures may be defined differently than similar terms used by other companies, and accordingly, care should be exercised in understanding how Covidien defines its non-GAAP financial measures.
Specifically, any one-time charge for transaction costs, restructuring, and future payment charges are excluded from the projected earnings per share dilution.

Covidien management uses this non-GAAP financial measure because it believes it is useful and more meaningful to assess projected earnings per share dilution excluding the transaction-related expenses. This non-GAAP financial measure is also used by Covidien’s management in their financial and operating decision-making because management believes it reflects the underlying economics of Covidien’s ongoing business in a manner that allows meaningful period-to-period comparisons. Such comparisons may be more meaningful because operating results presented under GAAP may include, from time to time, items that are not necessarily relevant to understand Covidien’s business and may, in some cases, be difficult to forecast accurately for future periods. Covidien’s management believes that this non-GAAP financial measure provides useful information to investors and others in understanding and evaluating Covidien’s current operating performance and future prospects in the same manner as management does if they so choose. Non-GAAP financial measures have limitations, however, because they do not include all items of income and expense that affect Covidien’s operations. Covidien’s management compensates for this and other limitations by also considering Covidien’s financial results as determined in accordance with GAAP.
IMPORTANT INFORMATION ABOUT THE TENDER OFFER
This release is neither an offer to purchase nor a solicitation of an offer to sell any securities of ev3 Inc. COV Delaware Corporation (“Purchaser”), an indirect, wholly-owned subsidiary of Covidien, has not commenced the tender offer for the shares of ev3 common stock described in this release.
Upon commencement of the tender offer, Purchaser will file with the SEC a tender offer statement on Schedule TO and related exhibits, including the offer to purchase, letter of transmittal, and other related documents. Following commencement of the tender offer, ev3 will file with the SEC a tender offer solicitation/recommendation statement on Schedule 14D-9. These documents will contain important information about Covidien, ev3, the transaction and other related matters. Investors and security holders are urged to read each of these documents carefully when they are available.
Investors and security holders will be able to obtain free copies of the tender offer statement, the tender offer solicitation/recommendation statement and other documents filed with the SEC by Purchaser and ev3 through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of these documents by contacting:
Covidien
Investor Relations
508-452-4650
investor.relations@covidien.com
or
ev3 Inc.
Julie Tracy
Sr. Vice President
Chief Communications Officer
949-680-1375
jtracy@ev3.net